LAW OFFICES OF
ERIC P. LITTMAN, P.A.
7695 S.W. I 04TH STREET
OFFICES AT PINECREST
SUITE 2 S 0
MIAMI. FLORIDA 331 56

MARK J. BRYN OF COUNSEL	November 8, 2011	TELEPHONE: (305) 663-3333 FACSIMILE: (305) 055-0003 E-MAIL: ELITTMAN@A0L. com

SENT VIA EMAIL TO: Haseleyc@sec.gov

Ms. Courtney Haseley, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Medical Makeover Corporation of America
Preliminary Information Statement on Schedule 14C
Filed October 18, 2011
File No. 000-30621

Dear Ms. Haseley:

As special securities counsel to Medical Makeover Corporation of America ("MMC") and in response to your October 27, 2011 comment letter with respect to MMC's Preliminary Information Statement on Schedule 14C, our response is outlined herein. Please note that the paragraph numbers below refer to the paragraph numbers in your letter. Simultaneously with the transmission of this letter, we are filing a clean and marked copy of the Amended Preliminary Schedule 14C which addresses your comments and my responses herein.

1.	You are correct in that there were some typographical errors in the Certificate of Amendment to MMC's Certificate of Incorporation. We have corrected that to disclose that the total capitalization will be is 510,000,000 shares, which is comprised of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock We have also corrected the mistakes with respect to the par value, which is $.0001.

With respect to the Staff's inability to locate MMC's original Certificate of Incorporation and Bylaws as incorporated by reference in the Company's most recent Form 10-K, I have discovered the confusion surrounding that. The Exhibit List refers to an 8-K which was filed on March 4, 2005, which stated that as Exhibits to the 8-K were the Articles of Incorporation and Bylaws of In Skin Care, Inc. In Skin Care, Inc. is no longer a subsidiary of MMC and therefore is not applicable. However, MMC's original Articles of Incorporation and Bylaws are an Exhibit to its Form 10-SB which MMC filed on May 12, 2000. Given this set of facts, we would prefer not to go to the expense of filing an Amended 10-K. Of course, if the Staff still believes that is appropriate, we shall gladly do so.

Ms. Courtney Haseley, Esquire
United States Securities and Exchange Commission November 10, 2011

In accordance with your suggestion, we are including an Appendix with the original Certificate of Incorporation as well as a redlined Amended Articles.

2.	We have decided to remove the Ninth Article to the Certificate of Amendment.
3.	Given the fact that we have removed the Ninth Article to the Certificate of Amendment, the application of Delaware law is now moot.
4.	We have decided to remove the Eighth Article to the Certificate of Amendment. Given that removal, the application of Delaware law is not moot.
5.	We have amended the beneficial ownership table to include disclosure with respect to directors and executive officers individually and as a group. Please note that MMC's sole officer and director, Jason Smart, does not own any shares of its stock.
6.	We have added disclosure as to the persons who directly or indirectly have or share voting and/or investment power with respect to the shares held by Ponce De Leon Consulting Group, Inc., SC Capital Investment Corp. and Gala Enterprises Limited in accordance with Instruction 2 to Item 403 of Regulation S-K.
7.	I have clarified the language to eliminate the disclosure which states that MMC would pay cash to a shareholder in lieu of any fractional interest and instead left the disclosure at "We will round up to the nearest whole share."

I am attaching the Company Representation Letter as requested. Once you have had a chance to review our amended filing, please let me know if you have any additional comments.

Very truly yours,

/s/ Eric P. Littman

Eric P. Littman
EPL/ica

cc: Medical Makeover Corporation of America

Medical Makeover Corporation of America
2101 Vista Pkwy. Ste. 292
West Palm Beach, FL 33411
Phone (561) 228-6148 Fax (561) 228-6149

November 9, 2011

Courtney Haseley, Esquire
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Medical Makeover Corporation of America SEC File No.: 000-30621

Dear Ms. Haseley:

On behalf of Medical Makeover Corporation of America and as President of the Company, please be advised that we hereby acknowledged that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Jason Smart
Jason Smart
President Medical Makeover Corporation of America